Contact

www.linkedin.com/in/syeda-hussain-b8913b19a (LinkedIn)

Syeda Hussain

Chief Operating Officer at Panhwar Jet Inc
Orange County, California, United States

Summary

The world’s first all-electric luxury business jet, designed especially for business owners and executives. Our self-charging technology lets you fly from Los Angeles to New York without touching down. Luxurious cabin with video conferencing and VR fitness & Entertainment.

Experience

Panhwar Jet Inc
Chief Operating Officer
March 2021 - Present (1 year 7 months)
Newport Beach, California, United States

The world’s first all-electric luxury business jet, designed especially for business owners and executives. Our self-charging technology lets you fly from Los Angeles to New York without touching down. Luxurious cabin with video conferencing and VR fitness & Entertainment.

TeamKnit.com (Team Collaboration & Project Management Suite
4 years 6 months

Operations Manager
October 2017 - September 2019 (2 years)
Orange County, California Area

Marketing Assistant
April 2015 - September 2017 (2 years 6 months)
Orange County, California Area

A marketing assistant supports the work of marketing managers and executives on projects directed at maximizing company profits and developing sales strategies or marketing campaigns.

Education

UC San Diego

Bachelor of Science - BS, Public Health · (September 2021 - June 2023)

Irvine Valley College

Associate of Science - AS, Public Health · (August 2019 - May 2021)

Irvine High School

High School Diploma